EXHIBIT 99.1

Osisko Rejuvenates Its Executive Team

MONTRÉAL, Feb. 11, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (TSX & NYSE:OR) (“Osisko”) is pleased to announce that the board of directors has appointed Mr. Frédéric Ruel as Chief Financial Officer and Vice President, Finance, Mr. Iain Farmer as Vice President, Corporate Development and Mr. Benoit Brunet as Vice President, Business Strategy.  The appointment of Messrs. Ruel, Farmer and Brunet will be effective as of February 20, 2020, following the release of the annual consolidated financial statements.

Mr. Sean Roosen, Chair and CEO stated: “I’m extremely pleased that with today’s announcement, our executive team is revamped. Under the leadership of our newly appointed President, Osisko is poised for its next phases of growth. I congratulate Frederic and Iain for taking the next natural, and well deserved, steps in their Osisko careers. And I welcome Benoit to our team and expect his private equity skillset to be a true complement as we evolve the North Spirit Discovery Group.”

Mr. Frédéric Ruel has served as Vice President, Corporate Controller of Osisko since 2015 and provides a seamless transition to the role of Chief Financial Officer and Vice President, Finance.  Mr. Ruel has been involved in the mining industry for over 12 years.  He is a seasoned financial professional with over 20 years of experience in financial reporting and finance.  He also held different positions with other public companies in the mining industry, including Chief Financial Officer of NioGold Mining Corporation, Vice President, Corporate Controller of Falco Resources Ltd. and Manager of Financial Reporting of Osisko Mining Corporation and Consolidated Thompson Iron Mines.  Frédéric began his career as an auditor in a premier Canadian accounting firm where he worked for over 7 years.  He is a member of the Ordre des Comptables Professionnels Agréés du Québec and holds a Master in Accounting from the Université de Sherbrooke.

Mr. Iain Farmer has been involved in the mining industry for 9 years having most recently served as Director of Evaluations for Osisko where his responsibilities included financial and technical evaluation of investments as well as origination and execution of transactions.  Prior to joining Osisko, Iain worked in equity research covering the mining sector.  Iain holds a Bachelor’s and a Master’s degree in Mining Engineering from McGill University as well as an MBA from Concordia University’s Goodman School of Investment Management, he has been a CFA Charterholder since 2016.

Mr. Benoit Brunet joins Osisko from the Québec Private Equity group of the Caisse de dépôt et placement du Québec (the “Caisse”), one of the largest North American institutional investor where he helped deploy $700 million in the mining sector across the province of Québec.  He was recently overseeing investments totaling approximately $1.5 billion and known for having structured innovative financial instruments for some of the largest mining projects in the region.  Mr. Brunet has worked closely with Osisko’s management team for the last several years and has a deep knowledge of Osisko’s portfolio of assets. Prior to joining the Caisse, Mr. Brunet worked at PricewaterhouseCoppers LLP for the assurance group in Montréal. Mr. Brunet holds a CPA designation, an undergraduate and graduate degree in public accounting from the Université du Québec à Montréal.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada and a 100% interest in the Cariboo gold project which is expected to be advanced through the North Spirit Discovery Group platform. Osisko also owns a portfolio of publicly held resource companies, including a 15.9% interest in Osisko Mining Inc., 17.9% interest in Osisko Metals Incorporated and a 19.9% interest in Falco Resources Ltd.

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh
President
Tel. (514) 940-0670
ssingh@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. These forward‐looking statements, may involve, but are not limited to, the ability of Osisko to realize the full potential of its investments in the Cariboo project through the development thereof in a timely manner and on terms acceptable to Osisko.  Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business; such risks and uncertainties include, among others, risks relating to the ability of Osisko to continue the development of its projects.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.